________
GLENWOOD                                    Glenwood Capital Investments, L.L.C.
                                            123 N. Wacker Drive
                                            28th Floor
                                            Chicago, IL 60606-1743
                                            USA

                                            Tel +1 (312) 881 6500
                                            Fax +l (312) 881 6501

                                            www.glenwoodusa.com

                                            A member of the Man Group




November 9, 2007

VIA EDGAR
---------
Office of Registration
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

     Re:  Man-Glenwood Lexington, LLC, File No. 811-21173
          Man-Glenwood Lexington Associates Portfolio, LLC, File No. 811-21285 Man-Glenwood Lexington TEI, LLC, File No. 811-21458

Dear Sir or Madam:

      On behalf  of  Man-Glenwood  Lexington,  LLC  ("Lexington"),  Man-Glenwood
Lexington Associates Portfolio, LLC (the "Portfolio"), and Man-Glenwood Lexington TEI, LLC ("TEI"), closed-end investment companies registered under the Investment Company Act of 1940, as amended ("1940 Act"), transmitted electronically with this letter please find the following documents for filing pursuant to Rule 17g-1 of the 1940 Act:

      1. A copy of the Investment Company Blanket Bond Number 82050357 naming Lexington, the Portfolio, and TEI as named insureds.

      2. A conformed copy of the Certificate of the Secretary of Lexington, the Portfolio, and TEI ("Certificate") certifying to the adoption by Lexington's, the Portfolio's, and TEl's Boards of Managers of resolutions approving the joint fidelity bond. The original Certificate is maintained at the offices of Lexington, the Portfolio, and TEI.

      3. A conformed copy of the Agreement among Jointly Insured Parties ("Agreement") pursuant to Rule 17g-1(b). The original Agreement is also maintained at Lexington's, the Portfolio's, and TEI's offices.

      Please note that the amount of the single insured bond which Lexington, the Portfolio, or TEI would have provided and maintained, had they not been named as insureds under a joint insured bond, would have been: Lexington $450,000; TEI $450,000; and Portfolio $600,000. The bond is for the period January 20, 2007 through November 1, 2007.

--------
GLENWOOD


      Thank you for your assistance. Should you have any questions, please feel free to call me at 312-581-6800.

                                   Sincerely,

                                   /s/ Kirsten Ganschow
                                   --------------------
                                       Kirsten Ganschow


cc:   George J. Zornada, Esq.
      K&L Gates

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CHUBB GROUP OF INSURANCE COMPANIES                      DECLARATIONS
                                                        FINANCIAL INSTITUTION
15 Mountain View Road, Warren, Now Jersey 07059         INVESTMENT
                                                        COMPANY ASSET PROTECTION
                                                        BOND
--------------------------------------------------------------------------------

NAME OF ASSURED (including its SUBSIDIARIES):   Bond Number: 82050357

MAN-GLENWOOD LEXINGTON, LLC
                                               FEDERAL INSURANCE COMPANY

123 NORTH WACKER DRIVE, SUITE 2800             Incorporated under the laws of
CHICAGO, ILL 60606                             Indiana

                                               a stock insurance company herein
                                               called the COMPANY

                                               Capital Center, 251 North
                                               Illinois, Suite 1100
                                               Indianapolis, IN 46204-1927

ITEM 1.      BOND PERIOD:    from     12:01 a.m. on January 20, 2007
                               to     12:01 a.m. on November 1, 2007

ITEM 2.      LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

             If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                                                   DEDUCTIBLE
              INSURING CLAUSE                                              LIMIT OF LIABILITY        AMOUNT
              ---------------                                              ------------------      ----------
               1.   Employee                                               $     1,250,000         $     5,000
               2.   On Premises                                            $     1,250,000         $     5,000
               3.   In Transit                                             $     1,250,000         $     5,000
               4.   Forgery or Alteration                                  $     1,250,000         $     5,000
               5.   Extended Forgery                                       $     1,250,000         $     5,000
               6.   Counterfeit Money                                      $     1,250,000         $     5,000
               7.   Threats to Person                                      $     1,250,000         $     5,000
               8.   Computer System                                        $     1,250,000         $     5,000
               9.   Voice Initiated Funds Transfer Instruction             $     1,250,000         $     5,000
              10.   Uncollectible Items of Deposit                         $        25,000         $     5,000
              11.   Audit Expense                                          $        25,000         $     5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
             1-3

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

   /s/ W. Andrew Macon                         /s/ Thomas F. Motamed
        Secretary                                     President


Countersigned by:                               /s/ Robert Hamburger
                  ----------------------        ------------------------------
                                                   Authorized Representative

--------------------------------------------------------------------------------
ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 1

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                   The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:
--------------------------------------------------------------------------------
INSURING CLAUSES

EMPLOYEE           1.   Loss  resulting  directly  from LARCENY or  EMBEZZLEMENT
                        committed by any EMPLOYEE, alone or in collusion with others.

--------------------------------------------------------------------------------
ON PREMISES        2.   Loss  of  PROPERTY   resulting  directly  from  robbery,
                        burglary,  false  pretenses,  common  law  or  statutory
                        larceny,    misplacement,    mysterious    unexplainable
                        disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

IN TRANSIT         3.   Loss of PROPERTY  resulting  directly from common law or
                        statutory     larceny,     misplacement,      mysterious
                        unexplainable  disappearance,   damage  or  destruction,
                        while the PROPERTY is in transit anywhere:

                        a. in an armored motor vehicle, including loading and unloading thereof,

                        b. in the custody of a natural person acting as a messenger of the ASSURED, or

                        c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                             (1)  written records,

                             (2)  securities  issued in registered  form,  which
                                  are   not   endorsed   or  are   restrictively
                                  endorsed, or

                             (3) negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

                        Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.


--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

--------------------------------------------------------------------------------
INSURING CLAUSES
(continued)


FORGERY OR         4.   Loss resulting directly from:
ALTERATION
                        a.   FORGERY on, or fraudulent  material  alteration of,
                             any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                        b. transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                        excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                        For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.


--------------------------------------------------------------------------------
EXTENDED           5.   Loss resulting directly from the ASSURED having, in good
FORGERY                 faith,  and in the ordinary course of business,  for its
                        own account or the account of others in any capacity:

                        a.   acquired,   accepted  or   received,   accepted  or
                             received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                             (1) bear a FORGERY or a fraudulently material alteration,

                             (2)  have been lost or stolen, or

                             (3)  be COUNTERFEIT, or

                        b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                        Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 2 of 19

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--------------------------------------------------------------------------------
INSURING CLAUSES

EXTENDED FORGERY        For the purpose of this INSURING  CLAUSE, a mechanically
(CONTINUED)             reproduced  facsimile signature is treated the same as a
                        handwritten signature.

-------------------------------------------------------------------------------
COUNTERFEIT        6.   Loss resulting  directly from the receipt by the ASSURED
MONEY                   in good faith of any COUNTERFEIT money.

-------------------------------------------------------------------------------
THREATS TO PERSON  7.   Loss resulting  directly from surrender of PROPERTY away
                        from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a
                        RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                        a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                        b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                        It is agreed that for purposes of this INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

--------------------------------------------------------------------------------
COMPUTER SYSTEM    8.   Loss resulting directly from fraudulent:

                        a.  entries of data into, or

                        b.  changes of data elements or programs within,

                        a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                            (1) funds or other property to be transferred,  paid
                                or delivered,

                            (2) an account of the ASSURED or of its  customer to
                                be added, deleted, debited or credited, or

                            (3) an unauthorized  account or a fictitious account
                                to be debited or credited.

--------------------------------------------------------------------------------
IGAP Sorrd (5-58)
Form 17-02-1421 (Ed. 5-98)                                         Page 3 of 19

--------------------------------------------------------------------------------
INSURING CLAUSES
(CONTINUED)

VOICE INITIATED    9.   Loss  resulting  directly  from  VOICE  INITIATED  FUNDS
FUNDS TRANSFER          TRANSFER INSTRUCTION directed to the ASSURED authorizing
INSTRUCTION             the  transfer of  dividends  or  redemption  proceeds of
                        INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS TRANSFER INSTRUCTION was:

                        a. received at the ASSURED'S offices by those EMPLOYEES of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER INSTRUCTION,

                        b.  made by a person purporting to be a CUSTOMER, and

                        c. made by said person for the purpose of causing the ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                        In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

--------------------------------------------------------------------------------
UNCOLLECTIBLE      10.  Loss resulting directly from the ASSURED having credited
ITEMS OF DEPOSIT        an account of a customer,  shareholder  or subscriber on
                        the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                        a.  redemptions or withdrawals to be permitted,

                        b.  shares to be issued, or

                        c.  dividends to be paid,

                        from an account of an INVESTMENT COMPANY.

                        In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                        ITEMS OF DEPOSIT shall not be deemed uncollectible until
                        the  ASSURED`S  standard   collection   procedures  have
                        failed.

--------------------------------------------------------------------------------
AUDIT EXPENSE      11.  Expense  incurred  by the  ASSURED  for that part of the
                        cost  of  audits  or   examinations   required   by  any
                        governmental  regulatory  authority  or  self-regulatory
                        organization   to  be  conducted   by  such   authority,
                        organization   or  their  appointee  by  reason  of  the
                        discovery of loss sustained by the ASSURED and covered by this Bond.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 4 of 19

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------
GENERAL AGREEMENTS

ADDITIONAL         A.   If more than one corporation,  or INVESTMENT COMPANY, or
COMPANIES               any  combination  of them  is  included  as the  ASSURED
INCLUDED AS             herein:
ASSURED
                        (1)  The total  liability of the COMPANY under this Bond
                             for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                        (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                        (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                        (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                        (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

--------------------------------------------------------------------------------
REPRESENTATION     B.   The  ASSURED  represents  that  all  information  it has
MADE BY ASSURED         fumished in the  APPLICATION  for this Bond or otherwise
                        is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                        The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assurned by the COMPANY under this Bond.

                        Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 5 of 19

--------------------------------------------------------------------------------
GENERAL AGREEMENTS
(CONTINUED)

ADDITIONAL         C.   If the ASSURED,  other than an INVESTMENT COMPANY, while
OFFICES OR              this Bond is in force,  merges or consolidates  with, or
EMPLOYEES -             purchases or acquires  assets or  liabilities of another
CONSOLIDATION,          institution,  the  ASSURED  shall not have the  coverage
MERGER OR PURCHASE      afforded under this Bond for loss which has:
OR ACQUISITION OF
ASSETS OR               (1)  occurred or will occur on premises, or
LIABILITIES -
NOTICE TO COMPANY       (2)  been caused or will be caused by an employee, or

                        (3)  arisen  or  will   arise  out  of  the   assets  or
                             liabilities,
                        of such institution, unless the ASSURED:

                        a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                        b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                        c. on obtaining such consent, pays to the COMPANY an additional premium.

--------------------------------------------------------------------------------
CHANGE OF          D.   When the  ASSURED  learns of a change in control  (other
CONTROL - NOTICE        than in an INVESTMENT COMPANY),  as set forth in Section
TO COMPANY              2(a)  (9) of the  Investment  Company  Act of 1940,  the
                        ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                        (1) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

                        (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                        (3)  the total number of outstanding voting securities.

                        Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

--------------------------------------------------------------------------------
COURT COSTS AND    E.   The COMPANY will  indemnify  the ASSURED for court costs
ATTORNEYS' FEES         and reasonable  attorneys` fees incurred and paid by the
                        ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                        (1) an EMPLOYEE admits to being guilty of LARCENY OR EMBEZZLEMENT,

                        (2) an EMPLOYEE is adjudicated to be guilty of LARCENY OR EMBEZZLEMENT, or

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 6 of 19

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--------------------------------------------------------------------------------
GENERAL AGREEMENTS

COURT COSTS             (3)  in the  absence  of 1 or 2  above,  an  arbitration
AND ATTORNEYS'               panel agrees, after a review of an agreed statement
FEES                         of facts between the COMPANY and the ASSURED,  that
(CONTINUED)                  an  EMPLOYEE  would be found  guilty of  LARCENY OR
                             EMBEZZLEMENT if such EMPLOYEE were prosecuted.

                        The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                        If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                        If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                        If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                        If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                        Amounts   paid  by  the  COMPANY  for  court  costs  and
                        attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 7 of 19

--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

DEFINITIONS        1.   As used in this Bond:

                        a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                        b. COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                        c.   CUSTODIAN  means the  institution  designated by an
                             INVESTMENT  COMPANY  to  maintain   possession  and
                             control of its assets.

                        d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION.

                        e.   EMPLOYEE means:

                             (1)  an officer of the ASSURED,

                             (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whore the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                             (3) a guest student pursuing studies or performing duties in any of the ASSURED'S premises,

                             (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                             (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                             (6)  an  employee  of  an  institution   merged  or
                                  consolidated with the ASSURED prior to the effective date of this Bond,

                             (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to PROPERTY of the ASSURED, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 8 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS                  (8)  each   natural    person,    partnership    or
(CONTINUED)                       corporation  authorized  by written  agreement
                                  with  the  ASSURED  to  perform   services  as
                                  electronic  data  processor of checks or other
                                  accounting  records related to such checks but
                                  only  while  such   person,   partnership   or
                                  corporation   is  actually   performing   such
                                  services and not:

                                  a.   creating,    preparing,    modifying   or
                                       maintaining   the   ASSURED'S    computer
                                       software or programs, or

                                  b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

                             (9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT COMPANY or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to PROPERTY OF AN INVESTMENT COMPANY.

                                  The term EMPLOYEE shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                                  a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an INVESTMENT COMPANY or of the investment advisor or underwriter (distributor) of such INVESTMENT COMPANY, or

                                  b. which is a "bank" (as defined in Section 2(a) of the investment Company Act of
                                       1940).

                                       This Bond  does not  afford  coverage  in
                                       favor of the  employers of persons as set
                                       forth in e. (4),  (5) and (8) above,  and
                                       upon   payment  to  the  ASSURED  by  the
                                       COMPANY  resulting  directly from LARCENY
                                       OR EMBEZZLEMENT committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

                                  Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

                                  Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 9 of 19

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CONDITIONS AND
LIMITATIONS

DEFINITIONS             f.   FORGERY  means the  signing  of the name of another
(CONTINUED)                  natural  person with the intent to deceive but does
                             not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                        g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                        h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                        i.   LARCENY   OR   EMBEZZLEMENT    means   larceny   or
                             embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                        j. PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                        k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                        l. SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 10 of 19

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CONDITIONS AND
LIMITATIONS             m.   SUBSIDIARY  means  any  organization  that,  at the
                             inception  date  of  this  Bond,  is  named  in the
DEFINITIONS                  APPLICATION  or is created  during the BOND  PERIOD
(CONTINUED)                  and of which more than fifty  percent  (50%) of the
                             outstanding    securities    or    voting    rights
                             representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries,

                        n. TRANSPORTATION COMPANY means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                        o. VOICE INITIATED ELECTION means any election concerning dividend options available to INVESTMENT COMPANY shareholders or subscribers which is requested by voice over the telephone.

                        p. VOICE INITIATED REDEMPTION means any redemption of shares issued by an INVESTMENT COMPANY which is requested by voice over the telephone.

                        q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                        For the  purposes  of these  definitions,  the  singular
                        includes   the  plural  and  the  plural   includes  the
                        singular, unless otherwise indicated.

--------------------------------------------------------------------------------
GENERAL            2.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO ALL       a.   loss not reported to the COMPANY in writing  within
INSURING CLAUSES             sixty (60) days after  termination  of this Bond as
                             an entirety;

                        b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                        c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                        d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                        e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                        f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                        g. loss resulting from indirect or consequential loss of any nature;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 11 of 19

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CONDITIONS AND
LIMITATIONS

GENERAL                 h.   loss resulting from dishonest acts by any member of
EXCLUSIONS -                 the Board of  Directors or Board of Trustees of the
APPLICABLE TO ALL            ASSURED who is not an EMPLOYEE,  acting alone or in
INSURING CLAUSES             collusion with others;
(CONTINUED)
                        i.   loss,  or that part of any loss,  resulting  solely
                             from  any  violation  by  the  ASSURED  or  by  any
                             EMPLOYEE:

                             (1)  of any law regulating:

                                  a.  the   issuance,   purchase   or   sale  of
                                      securities,

                                  b.  securities  transactions  on  security  or
                                      commodity   exchanges   or  the  over  the
                                      counter market,

                                  c.  investment companies,

                                  d.  investment advisors, or

                             (2) of any rule or regulation made pursuant to any such law; or

                        j.   loss of confidential information, material or data;

                        k. loss resulting from voice requests or instructions received over the telephone, provided however, this
                             Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

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SPECIFIC           3.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO ALL       a.   loss caused by an EMPLOYEE, provided, however, this
INSURING CLAUSES             Section 3.a.  shall not apply to loss covered under
EXCEPT INSURING              INSURING  CLAUSE 2. or 3.  which  results  directly
CLAUSE 1.                    from   misplacement,    mysterious    unexplainable
                             disappearance,   or   damage  or   destruction   of
                             PROPERTY;

                        b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                             (1) to do bodily harm to any natural person, except loss of PROPERTY in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

                             (2) to do damage to the premises or PROPERTY of the ASSURED;

                        c. loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

                        d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d, shall not apply to INSURING CLAUSE 10.;

                        e.   loss of property while in the mail;

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 12 of 19

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CONDITIONS AND
LIMITATIONS

SPECIFIC                f.   loss resulting from the failure for any reason of a
EXCLUSIONS -                 financial or depository  institution,  its receiver
APPLICABLE TO ALL            or  other  liquidator  to pay or  deliver  funds or
INSURING CLAUSES             other PROPERTY to the ASSURED provided further that
EXCEPT INSURING              this  Section  3.f  shall  not  apply  to  loss  of
CLAUSE 1.                    PROPERTY resulting directly from robbery, burglary,
(CONTINUED)                  misplacement,        mysterious       unexplainable
                             disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                        g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this
                             Section 3.g, shall not apply to INSURING CLAUSE 3.;

                        h. loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED'S COMPUTER SYSTEM; OR

                        i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

--------------------------------------------------------------------------------
SPECIFIC           4.   THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
EXCLUSIONS -
APPLICABLE TO ALL       a.   loss   resulting   from  the  complete  or  partial
INSURING CLAUSES             non-payment  of or default on any loan whether such
EXCEPT INSURING              loan was  procured in good faith or through  trick,
CLAUSES 1., 4.,              artifice,  fraud  or  false  pretenses;   provided,
AND 5.                       however,  this  Section  4.a.  shall  not  apply to
                             INSURING CLAUSE 8.;

                        b.   loss resulting from forgery or any alteration;

                        c. loss involving a counterfeit provided, however, this Section 4.c, shall not apply to INSURING CLAUSE 5. or 6.

--------------------------------------------------------------------------------
LIMIT OF           5.   At all times  prior to  termination  of this Bond,  this
LIABILITY/NON-          Bond shall continue in force for the limit stated in the
REDUCTION AND           applicable  sections  of ITEM  2.  of the  DECLARATIONS,
NON-ACCUMULATION        notwithstanding  any previous loss for which the COMPANY
OF LIABILITY            may  have  paid or be  liable  to pay  under  this  Bond
                        provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                        a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                        b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                        c. all acts, other than those specified in a. above, of any one person, or

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 13 of 19

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CONDITIONS AND
LIMITATIONS

LIMIT OF                d.   any  one   casualty   or  event  other  than  those
LIABILITY/NON-               specified in a., b., or c. above.
REDUCTION AND
NON-ACCUMULATION        shall be deemed to be one loss and shall be  limited  to
OF LIABILITY            the applicable  LIMIT OF LIABILITY  stated in ITEM 2. of
(CONTINUED)             the DECLARATIONS of this Bond  irrespective of the total
                        amount  of  such  loss  or  losses   and  shall  not  be
                        cumulative in amounts from year to year or from period to period.

                        All acts, as specified in c. above, of any one person which

                        i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                        ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

--------------------------------------------------------------------------------
DISCOVERY          6.   This Bond  applies only to loss first  discovered  by an
                        officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSUMED being aware of:

                        a. facts which may subsequently result in a loss of a type covered by this Bond, or

                        b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                        regardless of when the art or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

--------------------------------------------------------------------------------
NOTICE TO          7.   a.   THE ASSURED shall give the COMPANY  notice  thereof
COMPANY -                    at the earliest  practicable  moment, not to exceed
PROOF - LEGAL                sixty  (60) days  after  discovery  of loss,  in an
PROCEEDINGS                  amount  that is in excess of 50% of the  applicable
AGAINST COMPANY              DEDUCTIBLE  AMOUNT,  as  stated  in  ITEM 2. of the
                             DECLARATIONS.

                        b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                        c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                        d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) DAYS after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                        e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 14 of 19

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CONDITIONS AND
LIMITATIONS

NOTICE TO               f.   Proof  of  loss  involving  VOICE  INITIATED  FUNDS
COMPANY -                    TRANSFER   INSTRUCTION  shall  include   electronic
PROOF - LEGAL                recordings of such instructions.
PROCEEDINGS
AGAINST COMPANY
(CONTINUED)

--------------------------------------------------------------------------------
DEDUCTIBLE AMOUNT  8.   The  COMPANY  shall  not be liable  under  any  INSURING
                        CLAUSES  of this  Bond on  account  of loss  unless  the
                        amount of such loss,  after  deducting the net amount of
                        all  reimbursement  and/or recovery  obtained or made by
                        the  ASSURED,  other  than  from any Bond or  policy  of
                        insurance  issued by an  insurance  company and covering
                        such loss, or by the COMPANY on account thereof prior to
                        payment by the  COMPANY of such loss,  shall  exceed the
                        DEDUCTIBLE   AMOUNT   set   forth  in  ITEM  3.  of  the
                        DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                        There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

--------------------------------------------------------------------------------
VALUATION          9.   BOOKS OF ACCOUNT OR OTHER RECORDS

                        The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                        The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                        In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                        OTHER PROPERTY

                        The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

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ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 15 of 19

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CONDITIONS AND
LIMITATIONS
(CONTINUED)

SECURITIES         10.  In the event of a loss of securities  covered under this
SETTLEMENT              Bond, the COMPANY may, at its sole discretion,  purchase
                        replacement   securities,   tender   the  value  of  the
                        securities in money, or issue its indemnity to effect replacement securities.

                        The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                        a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                        b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                        c. for securities having a value greater than the applicabie LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                        The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                        The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                        The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

--------------------------------------------------------------------------------
SUBROGATION -      11.  In the event of a payment  under this Bond,  the COMPANY
ASSIGNMENT -            shall be subrogated  to all of the  ASSURED'S  rights of
RECOVERY                recovery  against any person or entity to the  extent of
                        such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                        Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                        a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                        b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                        c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 16 of 19

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

SUBROGATION -           d.   fourth,  to the ASSURED in satisfaction of any loss
ASSIGNMENT -                 suffered  by  the  ASSURED  which  was  not covered
RECOVERY                     under this Bond.
(CONTINUED)
                        Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

--------------------------------------------------------------------------------
COOPERATION OF     12.  At the  COMPANY'S  request and at  reasonable  times and
ASSURED                 places designated by the COMPANY, the ASSURED shall:

                             a. submit to examination by the COMPANY and subscribe to the same under oath,

                             b. produce for the COMPANY'S examination all pertinent records, and

                             c. cooperate with the COMPANY in all matters pertaining to the loss.

                             The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

--------------------------------------------------------------------------------
TERMINATION        13.  If the  Bond  is for a sole  ASSURED,  it  shall  not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                        If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                        This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                        a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                        b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                        c.   immediately  upon such  ASSURED  ceasing  to exist,
                             whether   through   merger  into  another   entity,
                             disposition of all of its assets or otherwise.

                        The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 17 of 19

--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

TERMINATION             If  any  partner,  director,   trustee,  or  officer  or
(CONTINUED)             supervisory   employee  of  an  ASSURED  not  acting  in
                        collusion with an EMPLOYEE learns of any dishonest act committed by such EMPLOYEE at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                        a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                        b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                        The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

--------------------------------------------------------------------------------
OTHER INSURANCE    14.  Coverage under this Bond shall apply only as excess over
                        any  valid  and  collectible  insurance,   indemnity  or
                        suretyship obtained by or on behalf of:

                        a.   the ASSURED,

                        b.   a TRANSPORTATION COMPANY, or

                        c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

--------------------------------------------------------------------------------
CONFORMITY         15.  If any limitation  within this Bond is prohibited by any
                        law   controlling   this   Bond's   construction,   such
                        limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------
CHANGE OR          16.  This Bond or any  instrument  amending or affecting this
MODIFICATION            Bond may not be changed or modified orally. No change in
                        or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                        If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 18 of 19

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------
CONDITIONS AND
LIMITATIONS

CHANGE OR               If this  Bond  is for a  joint  ASSURED,  no  charge  or
MODIFICATION            modification which would  adversely affect the rights of
(CONTINUED)             the ASSURED shall be effective  prior to sixty (60) days
                        after written  notice has been  furnished to all insured
                        INVESTMENT  COMPANIES and to the Securities and Exchange
                        Commission, Washington, D.C., by the COMPANY.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                        Page 19 of 19

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------

Effective date of
this endorsement: January 20, 2007              FEDERAL INSURANCE COMPANY

                                                ENDORSEMENT NO.: 1

                                                To be attached to and form a
                                                part of
                                                Number:     82050357

ISSUED TO: MAN-GLENWOOD LEXINGTON, LLC

--------------------------------------------------------------------------------

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.





ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.



DATE: February 1, 2007                        /s/ Robert Hamburger
                                        By:  -------------------------------
                                               Authorized Representative



Form 14-02-9228 (Ed. 4/2004)

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                               ENDORSEMENT/RIDER


Effective date of
this endorsement/rider: January 20, 2007       FEDERAL INSURANCE COMPANY

                                               Endorsement/Rider No.  2

                                               To be attached to and
                                               form a part of Bond No.  82050357

Issued to: MAN-GLENWOOD LEXINGTON, LLC


--------------------------------------------------------------------------------

     DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                   ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

    If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
    (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.



The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.



                                                      /s/ Robert Hamburger
                                                     --------------------------
                                                     Authorized Representative



17-02-2437 (12/2006) rev.            Page 1

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                                      FEDERAL INSURANCE COMPANY

                                                      Endorsement No: 3

                                                      Bond Number:  82050357

NAME OF ASSURED: MAN-GLENWOOD LEXINGTON, LLC

--------------------------------------------------------------------------------

                   TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding to Section 13., Termination, the following:

     "Termination By The Company

     Bonds In Effect For More Than Sixty (60) Days

     If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

     1.   Nonpayment of premium;

     2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

     3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

     4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

     5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably HAVE foreseen the change, or contemplated the risk when the contract was written;

     6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

     7.   Determination  by the  Commissioner  that  continuation of the present
          premium   volume  of  the  COMPANY  would   jeopardize  the  COMPANY'S
          policyholders, creditors or the public;

     8.   Such other reasons that are approved by the Commissioner;

     9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

     10.  Substantial breaches of contractual duties,  conditions or warranties;
          or

     11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.



ICAP Bond
Form 17-02-1360SD (Rev. 7-04) - South Dakota                             Page 1

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------

     Return Premium Calculations

     Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within twenty (20) days after: (i) the COMPANY's receipt of the request for cancellation by the ASSURED or (ii) the effective date of cancellation by the COMPANY.

     Conditional Renewal

     If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m, on January 20, 2007.

ALL  OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.




Date: February 1, 2007                   By   /s/ Robert Hamburger
                                           -------------------------------
                                              Authorized Representative


ICAP Bond
Form 17-02-1360SD (Rev. 7-04) -- South Dakota                            Page 3

[LOGO][GRAPHIC OMITTED]
--------------------------------------------------------------------------------

                                IMPORTANT NOTICE:


THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.


Form 14-02-12160 (ed. 7/2006)

[LOGO][GRAPHIC OMITTED]          CHUBB & SON, div. of Federal Insurance Company
                                       as manager of the member insurers of the
                                             Chubb Group of Insurance Companies
--------------------------------------------------------------------------------

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.


You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.


If you have any questions about this notice, please contact your agent or broker.


Form 10-02-1281 (Ed. 1/2003)

                                                       FEDERAL INSURANCE COMPANY

                                                       Endorsement No: 6

                                                       Bond Number:    82050357


NAME OF ASSURED: MAN-GLENWOOD LEXINGTON, LLC

________________________________________________________________________________

                       AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Man-Glenwood Lexington Associates Portfolio, LLC
Man-Glenwood Lexington TEI, LLC
Man-Glenwood Lexington TEI, LDC
Man Investments Inc.
Glenwood Capital Investments, LLC


This Endorsement applies to loss discovered after 12:01 a.m. on January 20, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: August 21, 2007                               By /s/ Robert Hamburger
                                                       -------------------------
                                                       Authorized Representative

ICAP Bond
Form 17-02-6272 (Ed. 8-04)                                                Page 1

                           MAN-GLENWOOD LEXINGTON, LLC
                         MAN-GLENWOOD LEXINGTON TEI, LLC
                MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC

                            CERTIFICATE OF SECRETARY

      THE UNDERSIGNED. Kristen Ganschow, Secretary of Man-Glenwood Lexington, LLC, Man-Glenwood Lexington TEI, LLC, and Man-Glenwood Lexington Associates Portfolio, LLC, each a Delaware limited liability company (the "Funds"), certifies that the following resolutions were duly adopted by the Board of each fund, including a majority of the Managers who are not "interested persons," at a meeting held on January 19, 2007.

APPROVAL OF JOINT FIDELITY BOND AND JOINT INSURED FIDELITY BOND AGREEMENT


VOTED: That the Board finds that the participation in the Joint Fidelity Bond is in the best interests of the Funds and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Funds, a Joint Fidelity Bond on behalf of the Funds in the amount of $1.25 million.

VOTED: That the Board finds that the premium is fair and reasonable provided that the allocation of the premium be in accordance with a formula under which the Funds pay no more than its pro rata share of the premium based on relative asset size and, in any event, the Funds would pay no more than the premiums of an individual policy and no more than the share of the joint premiums based on the relative premiums which would apply to individual policies obtained by the Funds participating in the Joint Fidelity Bond.

VOTED: That the proper officers of the Funds hereby are authorized to execute and deliver an Agreement (attached hereto as Exhibit A) on behalf of the Funds regarding the allocation of premiums for and share of recovery from the Joint Fidelity Bond as required by Rule 17g-1(f) under the Investment Company Act of 1940.

VOTED: That the officers of the Funds (and Glenwood Capital Investments, L.L.C. on behalf of the LDC) are hereby directed to:

                  (1) File with the Securities and Exchange Commission (the "SEC") within 10 days after execution of the fidelity bond or amendment thereof: (i) a copy of the bond; (ii) a copy of each resolution of the Board including a majority of the Board who are not "interested persons," approving the amount, type, form and coverage of such bond and the portion of the premium to be paid by the Funds; (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond; (iv) a statement as to the period for which the premiums for such bond have been paid; (v) a copy of each agreement between the Funds and all other named insureds entered into pursuant to Rule 17g-1(f) under the Investment Company Act of 1940; and (vi) a copy of any amendment to such Agreement within 10 days after the execution of such amendment;

                  (2) File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

                  (3) File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

                  (4) Notify by registered mail each member of the Board at his or her last known residence of: (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification; (ii) the filing and the settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC; and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

IN WITNESS WHEREOF, I have hereunto signed my name on November 9, 2007.



                                        /s/ Kirsten Ganschow
                                        -------------------------------
                                        Kirsten Ganschow
                                        Secretary

                    AGREEMENT AMONG JOINTLY INSURED PARTIES

     THIS AGREEMENT is made as of January 16, 2007 by and among Man-Glenwood Lexington TEI, LLC, Man-Glenwood Lexington, LLC, Man-Glenwood Lexington Associates Portfolio, LLC (collectively, the "Funds") and Glenwood Capital Investments, L.L.C. (the "Adviser") (the Funds and Adviser are collectively referred to as the "Insureds").

     WHEREAS, the Funds are to be named as Insureds under a Joint Insured Fidelity Bond (the "Bond") issued to the parties hereto under the Financial Institution Bond Standard Form No. 14 with a term January 20, 2007 to January 20, 2008 (the "Insurer");

     WHEREAS, the Insureds desire to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "Act"), and (ii) the basis on which additional investment companies for which the Adviser hereafter acts as adviser may be added as named Insured under the Bond;

     NOW THEREFORE, it is hereby agreed as follows:

1. In the event that the claims of loss of two or more Insureds under the Bond are so related that the insurer is entitled to assert that the claims must be aggregated, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 (b) under the Act.

2. In the event that an insurer asserts that the liability to the Adviser in the event of a loss under any fidelity bonds has the effect of reducing the maximum limit of its liability under the Bond, the Adviser agrees to reduce its claim against such insurer under such other fidelity bond to the extent required so that any Fund claimant shall receive at least the lesser of proceeds equal to the full amount of its claim or the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

3. If the Insurer is willing to add as an Insured under the Bond an investment company not listed at the head of this agreement for which the Adviser hereafter is adviser, and such investment company may be included in the Bond pursuant to Rule 17g-1 under the Act, the Funds agree that (a) such addition may be made, provided that those Managers of each of the Funds who are not "interested persons" of such Fund shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms "Fund" or "party", provided that in each case (i) such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by each Fund thereafter would be no more than the premium of an individual policy for the Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

4. The obligations of the Funds under this Agreement are not binding upon any of the Managers or holders of units of beneficial interest of any such Fund individually, but bind only the respective assets of each Fund.

     This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

     IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.


MAN-GLENWOOD LEXINGTON TEI, LLC


By:  /s/ Steven Zoric
   ----------------------------------
Steven Zoric
Secretary


MAN-GLENWOOD LEXINGTON, LLC


By: /s/ Steven Zoric
   ----------------------------------
Steven Zoric
Secretary


MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC


By: /s/ Steven Zoric
   ----------------------------------
Steven Zoric
Secretary


GLENWOOD CAPITAL INVESTMENTS, L.L.C.


By: /s/ John Rowsell
   ----------------------------------
John Rowsell
President